EXHIBIT 21
Atlas Financial Holdings, Inc.
List of Subsidiaries

Name	State of Jurisdiction/Organization
The Estate of American Country Insurance Company	Illinois
American Insurance Acquisition Inc.	Delaware
The Estate of American Service Insurance Company, Inc.	Illinois
Anchor Group Management Inc.	New York
Anchor Holdings Group, Inc.	New York
The Estate of Gateway Insurance Company	Illinois
The Estate of Global Liberty Insurance Company of New York	New York
optOn Digital IP Inc.	Delaware
optOn Insurance Agency Inc.	Delaware
UBI Holdings Inc.	Delaware